HNI CORPORATION

April 25, 2023

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Bradley Ecker

Re:	HNI Registration Statement on Form S-4 File No. 333-271298

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HNI Corporation, an Iowa corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-271298), as amended, to 5:00 p.m. Eastern Time on April 27, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes James P. Dougherty of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact James P. Dougherty of Davis Polk & Wardwell LLP at (212) 450-4330 or james.dougherty@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Steven M. Bradford
General Counsel HNI